[GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)


                      Announcement of Resolutions Passed
              at the Second Meeting of the Second Session of the
                             Supervisory Committee

The Second Meeting of the Second Session of the supervisory committee of China Petroleum & Chemical Corporation ("Sinopec Corp") was held at the Conference Room at the 20th Floor of Sinopec Corp.'s Offices in the afternoon on 22 August 2003. The meeting was chaired by the Chairman of the Supervisory Committee, Mr Wang Zuoran.


The Supervisory Committee has 12 supervisors of which 10 supervisors attended the meeting. The 2 supervisors who were unable to attend the meeting had appointed other supervisors as their proxies. A quorum required under the Company Law of the People's Republic of China and the Articles of Association of Sinopec Corp. was present. It was resolved at the meeting that the following be approved:


1. The half-yearly report for year 2003 and the announcement on the summary of the half-yearly report


2.       The proposal on the issue of corporate bonds by Sinopec Corp.


3. The proposal on the leasing of additional land use rights from China Petrochemical Corporation


                                         China Petroleum & Chemical Corporation
                                                          Supervisory Committee
                                                   Beijing, PRC, 22 August 2003